Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES
GENERAL MEETING

Tel Aviv, Israel, April 2, 2009, Elbit Imaging Ltd. (NASDAQ: EMITF) (the “Company”), today announced that it has scheduled a General Meeting of Shareholders to take place Thursday, May 7, 2009 at 11:00 a.m. (Israel time), at the offices of the Company, 2 Weitzman Street, 23rd floor, Tel-Aviv 64239, Israel. The record date for the meeting is April 7, 2009.

The agenda of the meeting is as follows:

1.	To approve and ratify a cash dividend paid by the Company in June 2008.

2.	To amend and restate the articles of association of the Company and the memorandum of association of the Company.

3.	To appoint Ms. Hila Zisser-Bendet as a Brand Manager in the Company’s retail division and approve her employment terms.

Quorum:
At least two shareholders, present in person or by proxy, and holding or representing, in the aggregate, at least thirty-three and one-third percent (33-1/3%) of the issued and outstanding voting shares, will constitute a quorum at the Meeting.

Voting Requirements:
Item 2 involves a change to the indemnification provisions of the articles of association of the Company, such change and Item 3 require the approval of a simple majority of the shares voted on the matter, provided that either (i) at least one-third of the shares voted on the matter by shareholders who do not have a personal interest in the matter are voted in favor or (ii) the total number of shares voted against the matter by shareholders who do not have a personal interest in the matter does not exceed one percent of the Company’s outstanding shares.

Items 1 and 2 (except as described above) require the approval of a simple majority of the shares voted on the matter.

Our Audit Committee and Board of Directors approved the foregoing agenda on March 29, 2009.

Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by the mail, on or about April 10, 2009, to the Company’s shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via Depository Trust Company (DTC) members. The proxy statement will also be available from the Company and the following websites: www.sec.gov, www.magna.isa.gov.il and www.maya.tase.co.il.

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000 Fax: +972-3-608-6054

About Elbit Imaging Ltd.

Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI’s activities are divided into the following principal fields: (i) initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) other activities consisting of the distribution and marketing of women’s fashion and accessories through our wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture-capital investments.

Any forward looking statements with respect to EI’s business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI’s filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission on June 30, 2008.

For Further Information:

Company Contact:	Investor Contact:

Shimon Yitzhaki, President	Mor Dagan
Elbit Imaging Ltd.	Investor Relations Ltd.
(972-3) 608-6000	(972-3) 516-7620
syitzhaki@elbitimaging.com	mor@km-ir.co.il

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com

ELBIT IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6063

Dear Shareholder,

        You are cordially invited to attend the General Meeting of Shareholders of Elbit Imaging Ltd. (the “Company”) to be held at 11:00 a.m. (Israel time) on Thursday, May 7, 2009, at the Company’s offices at 2 Weitzman Street, 23rd floor, Tel-Aviv 64239, Israel.

        The purposes of this meeting are set forth in the accompanying Notice of Meeting and Proxy Statement.

        For the reasons set forth in the accompanying Proxy Statement, the Company’s board of directors recommends that you vote “FOR” Proposals No. 1 through No. 3.

        We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed form of proxy in the envelope provided at your earliest convenience so that it will be received no later than 24 hours before the meeting.

        Thank you for your continued cooperation.

Very truly yours, MORDECHAY ZISSER Executive Chairman of the Board of Directors

Tel-Aviv, Israel
April 2, 2009

ELBIT IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6063

NOTICE OF GENERAL MEETING
OF SHAREHOLDERS

To the shareholders of Elbit Imaging Ltd.:

        Notice is hereby given that a General Meeting of Shareholders (the “Meeting”) of Elbit Imaging Ltd. (the “Company”) will be held at 11:00 a.m. (Israel time) on Thursday, May 7, 2009, at the Company’s offices at 2 Weitzman Street, 23rd floor, Tel-Aviv 64239, Israel, for the following purposes:

1.	Approval and ratification of a cash dividend paid by the Company in June 2008;

2.	Approval of the amendment and restatement of the articles of association and the memorandum of association of the Company; and

3.	Appointment of Ms. Hila Zisser-Bendet as a Brand Manager in the Company’s retail division and approval of her employment terms.

        Only shareholders of record at the close of business on April 7, 2009 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. All shareholders are cordially invited to attend the Meeting in person.

        Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided so that it is received by the Company at least 24 hours before the Meeting. Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting if you are the record holder of the shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your shares). If your shares are held in “street name”, meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

        Shareholders whose shares are held through the nominee company of Bank Discount Le’Israel Ltd., the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, and intend to vote their shares at the Meeting in person or by proxy must deliver to the Company, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming their ownership of the Company’s ordinary shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000.

        Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in the Company’s Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

By Order of the Board of Directors, MORDECHAY ZISSER Executive Chairman of the Board of Directors SHIMON YITZHAKI President and Chief Executive Officer

Tel Aviv, Israel
April 2, 2009

- ii -

ELBIT IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6063

PROXY STATEMENT

        This Proxy Statement is being furnished to the holders of ordinary shares, par value New Israeli Shekels (“NIS”) 1.00 per share (the “Shares”), of Elbit Imaging Ltd. (the “Company”) in connection with the solicitation of proxies by the board of directors of the Company (the “Board of Directors”) for use at the General Meeting of Shareholders (the “Meeting”) to be held at 11:00 a.m. (Israel time) on Thursday, May 7, 2009, at the Company’s offices at 2 Weitzman Street, 23rd floor, Tel-Aviv 64239, Israel and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Meeting.

The agenda of the Meeting will be as follows:

1.	Approval and ratification of a cash dividend paid by the Company in June 2008;

2.	Approval of the amendment and restatement of the articles of association and the memorandum of association of the Company; and

3.	Appointment of Ms. Hila Zisser-Bendet as a Brand Manager in the Company’s retail division and approval of her employment terms.

        The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

        At least two shareholders, present in person or by proxy, and holding or representing, in the aggregate, at least thirty-three and one-third percent (33-1/3%) of the issued and outstanding voting Shares, will constitute a quorum at the Meeting. If no quorum is present within a half hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the following week at the same time and place, or to such other day, time and place as shall be determined by notice to shareholders. If a quorum is not present within a half hour after the appointed time at the adjourned meeting, the presence of two shareholders in person or by proxy will constitute a quorum.

VOTING AND REVOCATION OF PROXIES; SHARES HELD
IN “STREET NAME”; POSITION STATEMENTS

        Shareholders may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it, and mailing it in the enclosed envelope. A form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. Shareholders whose Shares are held through the nominee company of Bank Discount Le’Israel Ltd., the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, and intend to vote their Shares at the Meeting in person or by proxy must deliver to the Company, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming their ownership of the Shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000.

        If a shareholder fails to vote by proxy or in person with regard to a specific proposal, the Shares represented by such proxy or owned by such shareholder will be deemed not to have been cast for the purpose of the approval of such proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal. Notwithstanding the above and to the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted “FOR” all of the proposals set forth above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the proposal considered at the Meeting, although they will be counted in determining whether a quorum is present.

        Shareholders may revoke their proxies at any time before the Meeting by voting their Shares in person at the Meeting if the shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares) or by returning a later-dated proxy card so that it is received by the Company at least 24 hours before the Meeting. If the shareholder holds its Shares in street name, he or she may revoke their proxies by following the instructions of their brokers and the section titled “Note to shareholders in street name” below. The chairman of the Meeting may, at his or her discretion, accept a proxy after such time.

        Note to shareholders in street name

        Shareholders who hold their Shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares on how to vote their Shares or obtain a legal proxy from the record holder to vote the Shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares.

        Proxies for use at the Meeting that are being solicited by the management of the Company and the Board of Directors will be mailed to shareholders on or about April 10, 2009, and will be solicited primarily by mail. However, additional solicitations may be made by telephone, facsimile or other means of contact by certain officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

        The Company had 25,454,703 Shares outstanding as of February 28, 2009 (such number excludes 2,800,000 Shares repurchased by the Company in a self tender offer with respect to which the Company does not have any voting or equity rights). Only shareholders of record at the close of business on April 7, 2009 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. Each Share is entitled to one vote upon each matter to be presented at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth, as of February 28, 2009, the number of Shares beneficially owned by (i) all shareholders known to the Company to beneficially own 5% or more of the issued and outstanding Shares, and (ii) all current officers and directors of the Company as a group.

Name and Address	Number of Shares		Percent of Shares Beneficially Owned (1)

Mordechay Zisser (2)	12,971,882	(3)	50.27%
Europe-Israel (M.M.S.) Ltd. (4)	12,152,442		47.74%
All officers and directors of the Company as a 50.91% group (10 persons)	13,190,180	(5)	50.91%

[1]	The number of shares and percentage ownership are based on our Shares outstanding as of February 28, 2009. Such number excludes 2,800,000 ordinary shares repurchased by us in a self-tender offer with respect to which we do not have any voting or equity rights. Beneficial ownership is determined in accordance with the rules of the SEC based on voting and investment power with respect to such ordinary shares. Shares subject to options that are currently exercisable or exercisable within 60 days of February 28, 2009 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The Shares beneficially owned by our directors include Shares owned by their family members, as to which such directors disclaim beneficial ownership. The information regarding the beneficial ownership of Europe-Israel and of Mr. Zisser is based on a Schedule 13D filed by them on January 10, 2008 and on information furnished by them to the Company.

[2]	Mr. Zisser is considered our indirect controlling shareholder by virtue of his control of Europe-Israel and serves as our Executive Chairman of the Board of Directors. See footnote 4 below.

[3]	Includes (i) 12,152,442 of our Shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, our Executive Chairman of the Board of Directors, by virtue of his control of Europe-Israel; (ii) 24,837 of our Shares held by Marina Herzelia (Limited Partnership) 1988, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, by virtue of his control of Control Centers Ltd., which wholly owns Marina Herzelia (Limited Partnership) 1988; (iii) 350,000 options to purchase 350,000 of our Shares held by Mr. Zisser directly, which are fully exercisable as of February 28, 2009; and (iv) 444,603 of our Shares held by Mr. Zisser. See also footnote 4 below.

[4]	Europe-Israel is an Israeli corporation wholly-owned by Control Centers, a private company controlled by Mr. Mordechay Zisser.

[5]	Includes: (i) 12,152,442 Shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, (see footnote 4 above); (ii) 24,837 Shares held by Marina Herzelia (Limited Partnership) 1988; (iii) Mr. Zisser’s 350,000 options to purchase 350,000 Shares, which are fully exercisable as of February 28, 2009; (iv) 444,603 of our Shares held by Mr. Zisser; (v) 118,965 Shares issued to other directors and officers of the Company pursuant to our 2001 Employees, Directors and officers incentive plan; and (vi) 120,800 options exercisable as of February 28, 2009 and within 60 days thereafter granted to other directors and officers of the Company pursuant to our 2006 Employees, Directors and Officers Incentive Plan.

Proposal No. 1

APPROVAL AND RATIFICATION OF A CASH DIVIDEND PAID
BY THE COMPANY IN JUNE 2008

        It is proposed to approve and ratify the payment by the Company of a cash dividend of approximately US$1.93 per Share (approximately US$49 million in the aggregate), which dividend was declared by the Company’s Board of Directors on May 6, 2008 and was paid in June 2008.

Required Approval

        According to the Company’s articles of association, the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of dividends.

Proposed Resolution

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the payment of the cash dividend of approximately US$1.93 per Share (approximately US$49 million in the aggregate) in June 2008, having been approved by the Board of Directors, be, and the same hereby is, approved and ratified.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2

AMENDMENT AND RESTATEMENT OF THE ARTICLES OF ASSOCIATION
AND THE MEMORANDUM OF ASSOCIATION OF THE COMPANY

        On February 1, 2000, the Israeli Companies Law, 5759-1999 (the “Companies Law”), came into effect. The Companies Law supersedes most of the provisions of the Israeli Companies Ordinance [New Version], 5743-1983. Since February 1, 2000, the Company has amended particular provisions of its articles of association from time to time on numerous occasions to update the articles of association in light of the Companies Law. In order to update our articles of association fully in accordance with the Companies Law, our Board of Directors recommends that the shareholders adopt the amended and restated articles of association in the form of Appendix A to this proxy statement.

        The proposed changes to our articles of association (and the relevant article numbers of the form thereof in Appendix A) include, but are not limited to:

—	permitting notice of shareholders meetings to be published in one daily newspaper in the State of Israel, or otherwise as required by Israeli law, and one international wire service (article 22);

—	requiring shareholders to deliver proxies at least (48) hours before the applicable general meeting, unless otherwise determined by the chairman of the meeting (article 29);

—	establishing the minimum number of directors at four (4) and no maximum (article 34);

—	allowing for elected directors to commence their terms as of a date later than their date of election (article 35);

—	authorizing our Board of Directors to fill any vacancies on the Board of Directors and to appoint directors until the next annual general meeting (article 37);

—	permitting a transaction (other than an “extraordinary transaction” as defined in the Companies Law) between us and an office holder or controlling person of the Company, or in which an office holder or a controlling person of the Company has a personal interest, to be approved by our Board of Directors or our audit committee of the Board of Directors (the “Audit Committee”), or the authorized officer(s) of the Company (who do not have a personal interest in such transaction) pursuant to the signatory rights approved by our Board of Directors from time to time (article 40);

—	allowing notice of our Board of Directors meetings to be sent to each director at the last address that the director provided to the Company, or via telephone, facsimile or e-mail message to the last telephone number, fax number or e-mail address, as applicable, that the director provided to the Company (article 42);

—	authorizing (i) any two directors to convene a meeting of the Board of Directors upon seventy-two (72) hours’ notice, and (ii) the Chairman of the Board of Directors or the Vice Chairman of the Board of Directors to convene a meeting of the Board of Directors upon twenty-four (24) hours’ notice (article 42);

—	fixing the quorum for any meeting of directors to be, unless otherwise unanimously decided by the Board of Directors, the presence in person or by any other means of communication by which the directors may hear each other simultaneously, of at least a majority of our directors then in office who are lawfully entitled to participate in the meeting and vote thereon (article 43);

—	authorizing the general manager to appoint new officers, and authorizing the general manager to promote or demote or increase or decrease any compensation of other officers, provided that such matter is not considered an “extraordinary transaction” (as defined in the Companies Law) (article 46);

—	authorizing our Board of Directors to declare dividends, including dividends in kind, without shareholder approval or ratification (articles 48 and 51);

—	authorizing our Board of Directors to establish the remuneration of our auditors for their auditing services or to delegate such authority to our Audit Committee (article 55);

—	establishing that the Company’s internal auditor will be subject to the administrative supervision of the Chairman of the Board of Directors and shall present all his proposed work plans to the Audit Committee, which will have the authority to approve them subject to any modifications in its discretion (article 56); and

—	as contemplated by an amendment to the Companies Law enacted in March 2005, authorizing the Company to give an advance undertaking, that is not limited in amount, to indemnify its officers and directors for litigation expenses incurred in consequence of actions taken in such capacity; according to the Companies Law, an advance undertaking to indemnify for a monetary obligation imposed by a judgment is required to be limited in amount, but an undertaking to indemnify for litigation expenses is not required to be limited in amount; this proposed amendment would be effected, in article 57(b)(iii) of the form of amended and restated articles of association set forth in Appendix A, by cross- referencing “57(b)(ii)(1)” instead of “57(b)(ii)” (article 57).

This list does not purport to be complete, and shareholders are urged to review the form of amended and restated articles of association set forth in Appendix A.

In addition, the Board of Directors recommends that the shareholders adopt the amended and restated memorandum of association to conform it to the amended and restated articles of association. Shareholders are urged to review the form of memorandum of association set forth in Appendix B.

Reasons for the Recommendation

        The Board of Directors recommends that the shareholders approve the proposed amended and rested articles of association, including the proposed amendment to the provisions governing the indemnification of officers and directors. The Board of Directors recommends that the shareholders approve the foregoing amendment to the provisions of the Company’s articles of association governing the indemnification of officers and directors. The Board of Directors believes that the amendment is reasonable taking into consideration, among other things, the 2005 amendment to the Companies Law that allows an undertaking to indemnify directors and officers for litigation expenses to be unlimited in amount. In addition, as the Company’s Shares are listed on the NASDAQ Global Select Market, the proposed amendment is fair when compared to the indemnification provided to the directors and officers of U.S. corporations, which are generally not subject to limitations on the amount of indemnification. The Board of Directors believes that it is in the best interests of the Company to have the authority to indemnify its directors and officers to the maximum extent permitted by the Companies Law.

Required Approval

        An amendment of the memorandum of association or the articles of association of the Company requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter. In addition, pursuant to the Companies Law, since Mr. Mordechay Zisser, an indirect controlling shareholder of the Company, serves as a director of the Company, an amendment to the provisions of the Company’s articles of association governing the exemption, insurance and indemnification of officers and directors also requires that either (i) at least one-third of the Shares voted on the matter by shareholders who do not have a personal interest in the matter are voted in favor or (ii) the total number of Shares voted against the matter by shareholders who do not have a personal interest in the matter does not exceed one percent of the Company’s outstanding Shares. If this Proposal No. 2 is approved by the simple majority vote but not by the special threshold set forth above, then such approval shall not apply to the proposed change to article 57(b)(iii) of the articles of association, which is described in the final bullet point above.

        The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on this proposal. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the Shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Shares. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. If you have a personal interest, please contact the Company’s Corporate Secretary at +972-3-608-6063 for instructions on how to vote your Shares and indicate that you have a personal interest or, if you hold your Shares in “street name”, you may also contact the representative managing your account, who could then contact the Company on your behalf.

Proposed Resolution

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Company adopt the amended and restated articles of association set forth in Appendix A and the amended and restated memorandum of association set forth in Appendix B.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 3

APPOINTMENT OF MS. HILA ZISSER-BENDET AS A BRAND MANAGER
IN THE COMPANY’S RETAIL DIVISION AND
APPROVAL OF HER EMPLOYMENT TERMS

        The Company has decided to appoint Ms. Hila Zisser-Bendet as a Brand Manager in the Company’s retail division. Ms. Zisser-Bendet will report to Mr. Arik Ben-Zino, the chief executive officer of the Company’s retail division.

        Ms. Zisser-Bendet holds a B.A. degree in business administration, with a concentration in marketing, from the Interdisciplinary Center Herzliya. In the course of her training, she was selected to participate in L’Oreal Brandstorm 2008, a prestigious international marketing competition sponsored by L’Oreal in which participants design a complete marketing plan for a new product of L’Oreal. As part of her military service, Ms. Zisser-Bendet served as a public relations officer for the Israel Air Force.

Summary of Employment Terms

        Set forth below are the material terms of the proposed employment agreement of Ms. Zisser-Bendet. To the extent that any question arises as to the interpretation or implementation of any employment terms, the Company will follow the policy of the Company that applies generally to the employees of Ms. Zisser-Bendet’s peer group, which consists of the managers at her level who are employed by the Company’s retail division (the “Peer Group”).

        Salary: Monthly gross salary of NIS 20,000 (which is equivalent to US$4,733, based on the representative exchange rate published by the Bank of Israel on March 30, 2009), with an automatic annual increase of 5%, subject to the discretion of the chief executive officer of the Company’s retail division to deny any such increase, in whole or in part.

        Annual Bonus: At the discretion of the chief executive officer of the Company’s retail division, provided that the amount of such annual bonus shall not exceed the lower of (i) 30% of the annual bonus awarded to the chief executive officer of the Company’s retail division and (ii) three months’ salary.

        Social Benefits: The employment agreement provides for customary terms of managers insurance (bituach minhalim) and educational fund (keren hishtalmut) in accordance with Company policy in effect from time to time, as well as convalescence fees (dmey havraa) pursuant to applicable law.

        Vacation and Sick Leave: 20 paid vacation days per year in accordance with Company policy in effect from time to time and such number of sick days per year pursuant to applicable law, which shall be payable in accordance with Company policy in effect from time to time.

        Other Benefits: Mobile phone and related expenses. Use of a level 4 company car and related expenses. Medical insurance pursuant to Company policy in effect from time to time.

        Equity. If an equity incentive plan is adopted in the future for the benefit of the Peer Group, then the Company will grant to Ms. Zisser-Bendet shares and/or options in the same amounts and on the same terms as it grants to the other employees in the Peer Group.

        Business Expenses: Reimbursement of business-related expenses against receipts therefor in accordance with Company policy in effect from time to time.

        Term: If approved at the Meeting, the employment agreement will enter into effect on the date of the Meeting, with retroactive effect as of April 2, 2009. Subject to a six-month trial period, during which the chief executive officer of the Company’s retail division may terminate the employment agreement upon written notice, the term of the agreement is unlimited, and each party may terminate the agreement upon three months’ prior written notice, during which notice period, the employment shall continue in accordance with the terms of the agreement.

        Directorship: Ms. Zisser-Bendet may be appointed as a director of one or more subsidiaries of the Company's retail division for no additional compensation.

        Adjustment Period: In the event of termination of employer-employee relations after the first year of employment, unless under circumstances that would entitle an employer to terminate an employee and deny severance pay pursuant to Israeli law, Ms. Zisser-Bendet will be entitled to an adjustment period of three months of continued salary and benefits, which she may elect to receive in either one payment for the entire adjustment period or in monthly payments. During the adjustment period, Ms. Zisser-Bendet will be allowed to engage in any other business activities, other than those that are competitive with the Company’s business.

Reasons for the Approval

        The Audit Committee and Board of Directors noted in their approval of the foregoing employment terms of Ms. Zisser-Bendet that they are intended to compensate her for her services as a Brand Manager in the Company’s retail division. The Audit Committee and Board of Directors further noted that the employment terms are reasonable taking into consideration, among other things, the proposed services to be performed by Ms. Zisser-Bendet, her training and talents, compensation levels within the Company for similar positions, and, as advised by an independent compensation consultant, compensation levels at other companies for similar positions. In addition, the Audit Committee and Board of Directors further noted that Ms. Zisser-Bendet should help to build the Company’s retail division’s brand names in Israel by targeting the younger generation of consumers. In light of all of the above, the Audit Committee and Board of Directors concluded that the proposed compensation of Ms. Zisser-Bendet is in the best interests of the Company and its shareholders and after due consideration, noted her suitability for the job. Mr. Mordechay Zisser did not participate in the foregoing discussions or vote.

Required Approval

        Approval of this matter requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter. In addition, since Ms. Zisser-Bendet’s father, Mr. Mordechay Zisser, is an indirect controlling shareholder of the Company, this matter will be approved only if either (i) at least one-third of the Shares voted on the matter by shareholders who do not have a personal interest in the matter are voted in favor or (ii) the total number of Shares voted against the matter by shareholders who do not have a personal interest in the matter does not exceed one percent of the Company’s outstanding Shares.

        The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on this proposal. For a discussion of the provisions of the Companies Law regarding personal interests, please see Proposal No. 2 above, under the caption “Required Approval”.

Proposed Resolution

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the appointment of and the employment terms of Ms. Hila Zisser-Bendet, as described in the Proxy Statement, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

OTHER BUSINESS

        The Board of Directors knows of no other matter to come before the Meeting. However, if any matters requiring a vote of the shareholders arise, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their best judgment, including any matters or motions dealing with the conduct of the Meeting.

        The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at the Company at least 24 hours before the Meeting.

By Order of the Board of Directors, MORDECHAY ZISSER Executive Chairman of the Board of Directors SHIMON YITZHAKI President and Chief Executive Officer

April 2, 2009

Appendix A

Form of Amended and Restated
Articles of Association of Elbit Imaging Ltd.

THE ISRAELI COMPANIES LAW

A COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

Elbit Imaging Ltd.

GENERAL PROVISIONS

1.	Definitions

a)	In these Articles the following terms shall bear the meaning ascribed to them below:

“Alternate Director” is defined in Article 41.

“Annual General Meeting” shall have the meaning assigned to such term in the Companies Law.

The “Articles” shall mean these Articles of Association of the Company, as amended from time to time.

“Audit Committee” shall mean the Audit Committee of the Board of Directors.

“Board of Directors” shall mean Board of Directors of the Company.

The “Company” shall mean Elbit Imaging Ltd.

The “CompaniesLaw” shall mean the Israeli Companies Law, 1999, as amended from time to time.

A “Director” shall mean a member of the Board of Directors.

“External Director” shall have the meaning assigned to such term in the Companies Law.

“Extraordinary General Meeting” shall mean any General Meeting other than the Annual General Meeting.

“General Counsel” shall mean the General Counsel of the Company.

“General Manager(s)” is defined in Article 46.

“General Meeting” shall mean a general meeting of the shareholders of the Company, which may be an Annual General Meeting or an Extraordinary General Meeting.

The “Memorandum” shall mean the Memorandum of Association of the Company, as amended from time to time.

“NIS” shall mean New Israeli Shekel.

“Office” means the registered office of the Company.

“Ordinary Majority” shall mean a simple majority of the votes cast by shareholders at a General Meeting in person or by means of a proxy.

“Ordinary Shares” shall mean the ordinary shares of the Company, par value NIS 1.00 per share.

“Person” shall mean any individual or firm, corporation, partnership, association, trust or other entity.

“Register of Shareholders” shall mean a register of the shareholders of the Company.

The “Secretary” shall mean the corporate secretary of the Company.

“Shareholders Resolution” shall mean a resolution adopted by votes of shareholders of the Company at a General Meeting.

b)	The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction of any provision hereof.

c)	Unless the subject or the context otherwise requires, words and expressions not defined herein shall have the respective meanings set forth in the Companies Law in force on the date when these Articles or any amendment thereto, as the case may be, first became effective; words and expressions importing the singular shall include the plural and vice versa; and words and expressions importing the masculine gender shall include the feminine gender.

2.	Object and Purpose of the Company

    (a)        The object and purpose of the Company shall be as set forth in the Company’s Memorandum, as the same shall be amended from time to time in accordance with applicable law.

    (b)        In accordance with Section 11(a) of the Companies Law, the Company may donate reasonable amounts to any cause it deems worthy. The Board of Directors or an authorized Committee of the Board of Directors may from time to time determine the policy and amounts within which such donations may be made by the Company, and the Person or Persons authorized to approve any such specific donation.

3.     Limitation of Liability

        The liability of the shareholders is limited to the payment of the nominal value of the shares in the Company issued to them and which remains unpaid, and only to that amount. If the Company’s share capital shall include at any time shares without a nominal value, the shareholders’ liability in respect of such shares shall be limited to the payment of up to NIS 1.00 for each such share issued to them and which remains unpaid, and only to that amount.

SHARE CAPITAL

4.     Authorized Share Capital

        The authorized share capital of the Company is fifty million New Israeli Shekels (NIS 50,000,000) divided into fifty million (50,000,000) Ordinary Shares, par value NIS 1.00 per share.

5.     Increase of Authorized Share Capital

    (a)        The Company may, from time to time, by Shareholders Resolution, whether or not all the shares then authorized have been issued, and whether or not all the shares theretofore issued have been called up for payment, increase its authorized share capital by the creation of new shares through amending the Memorandum and these Articles. Any such increase shall be in such amount and shall be divided into shares of such nominal amounts (or no nominal amounts), and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such resolution shall provide.

    (b)        Except to the extent otherwise provided in such resolution, such new shares shall be subject to all the provisions applicable to the shares prior to such resolution.

6.     Rights of the Ordinary Shares

        The Ordinary Shares confer upon the holders thereof all rights accruing to a shareholder of the Company, as provided in these Articles, including, inter alia, the right to receive notices of, and to attend meetings of shareholders; for each share held, the right to one vote at all meetings of shareholders; and to share equally, on a per share basis, in such dividend and other distributions to shareholders of the Company as may be declared by the Board of Directors in accordance with these Articles and the Companies Law, and upon liquidation or dissolution of the Company, in the distribution of assets of the Company legally available for distribution to shareholders in accordance with the terms of applicable law and these Articles. All Ordinary Shares rank pari passu in all respects with each other.

7.     Special Rights; Modifications of Rights

    (a)        The Company may, from time to time, by Shareholders Resolution, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in such resolution.

    (b)        (i)        If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles and subject to applicable law, may be modified or abrogated by the Company, by Shareholders Resolution, subject to an approval by a resolution passed by the holders of a simple majority of the shares of such class voting at a separate General Meeting of the holders of the shares of such class.

(ii) The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate General Meeting of the holders of the shares of a particular class.

    (iii)        Unless otherwise provided by these Articles, the enlargement of an existing class of shares, or the issuance of additional shares thereof, shall not be deemed, for purposes of this Article 7(b), to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.

8.     Consolidation, Subdivision, Cancellation and Reduction of Share Capital

    (a)        The Company may, from time to time, by Shareholders Resolution (subject, however, to the provisions of Article 7(b) hereof and to applicable law):

(i) consolidate and divide all or any of its issued or unissued share capital into shares of larger nominal value than its existing shares;

    (ii)        subdivide its shares (issued or unissued) or any of them, into shares of smaller nominal value than is fixed by these Articles (subject, however, to the provisions of the Companies Law), and the Shareholders Resolution whereby any share is subdivided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares;

    (iii)        cancel any shares which, at the date of the adoption of such resolution, have not been taken or agreed to be taken by any Person, and diminish the amount of its share capital by the amount of the shares so cancelled; or

(iv) reduce its share capital in any manner, and with and subject to any consent required by law.

    (b)        With respect to any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, including, inter alia, resort to one or more of the following actions:

(i) determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into each share of larger nominal value;

(ii) issue, in contemplation of or subsequent to such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iii) redeem, in the case of redeemable preference shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

    (iv)        subject to applicable law, cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees to pay the transferors the fair value of fractional shares so transferred, and the Board of Directors is hereby authorized to act as agent for the transferors and transferees with power of substitution for purposes of implementing the provisions of this sub-Article 8(b)(iv); or

    (v)        cause the aggregation of fractional shares and the sale thereof so as to most expediently preclude or remove any fractional shareholding and cause the proceeds thereof, less expenses, to be paid to the former holders of the fractional shares.

    (c)        Notwithstanding the foregoing, if a class of shares has no nominal value, then any of the foregoing actions may be taken with respect to such class without regard to nominal value.

SHARES

9.     Issuance of Share Certificates; Replacement of Lost Certificates

    (a)        Share certificates shall be issued under the seal or stamp of the Company and shall bear the signature of any two (2) Directors or any two (2) of the following: the General Manager, the Chief Financial Officer, the General Counsel, the Secretary, the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, or of any other Person or Persons authorized thereto by the Board of Directors. For the avoidance of doubt, any transfer agent designated by the Company may issue share certificates on behalf of the Company even if the signatories on the share certificate no longer serve in the relevant capacities at the time of such issuance.

    (b)        The Company may issue un-certificated shares, provided, however, that each holder of shares shall be entitled to one numbered certificate for all the shares of any class registered in his name, and if reasonably requested by such holder, to several certificates, each for one or more of such shares.

    (c)        A share certificate registered in the names of two or more Persons shall be delivered to the Person first named in the Register of Shareholders in respect of such co-ownership.

    (d)        If a share certificate is defaced, lost or destroyed, it may be replaced, upon payment of such fee, and upon the furnishing of such evidence of ownership and such affidavit and indemnity or security, as the Company’s Secretary may deem fit.

10.     Issuance of Shares; Registered Holders of Shares

    (a)        The unissued shares from time to time shall be under the control of the Board of Directors, who shall have the power to issue shares or otherwise dispose of them to such Persons, on such terms and conditions (including inter alia terms relating to calls as set forth in Article 11(f) hereof), and either at par or at a premium, or, subject to the provisions of the Companies Law, at a discount, and at such times, as the Board of Directors may deem fit, and the power to give to any Person the option to acquire from the Company any shares, either at par or at a premium, or, subject to the provisions of the Companies Law, at a discount, during such time and for such consideration as the Board of Directors may deem fit.

    (b)        Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any trust or equitable or other claim to, or interest in such share on the part of any other Person.

    (c)        Subject to and in accordance with the provisions of the Companies Law and to all orders and regulations issued thereunder, the Board of Directors may elect to maintain one or more Registers of Shareholders outside of Israel in addition to its principal Register of Shareholders, and each such register shall be deemed a Register of Shareholders for purposes of these Articles, and, subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

11.     Calls on Shares

    (a)        The Company may, from time to time, make such calls as the Board of Directors may determine upon holders of shares in respect of any sum unpaid for shares held by such holders which is not, by the terms of issuance thereof or otherwise, payable at a fixed time, and each such holder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the Person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such time(s) may be thereafter extended and/or such Person(s) or place(s) changed. Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all shares in respect of which such call was made.

    (b)        Notice of any call shall be given in writing to the holder(s) in question not less than fourteen (14) days prior to the time of payment, specifying the time and place of payment, and designating the Person to whom such payment shall be made, provided, however, that before the time for any such payment, the Company upon approval of the Board of Directors may, by notice in writing to such holder(s), revoke such call in whole or in part, extend such time, or alter such Person and/or place. In the event of a call payable in installments, only one notice thereof need be given.

    (c)        If, by the terms of issuance of any share or otherwise, any amount is made payable at any fixed time, every such amount shall be payable at such time as if it were a call duly made by the Company and of which due notice had been given, and all the provisions herein contained with respect to such calls shall apply to each such amount.

    (d)        The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof and all interest payable thereon.

    (e)        Any amount unpaid in respect of a call shall bear interest from the date on which it is payable until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and at such time(s) as the Board of Directors may prescribe.

    (f)        Upon the issuance of shares, the Board of Directors may provide for differences among the holders of such shares as to the amount of calls and/or the times of payment thereof.

    (g)        With the approval of the Board of Directors, any holder of shares may pay to the Company any amount not yet payable in respect of his shares. The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty.

12.     Forfeiture and Surrender

    (a)        If any holder fails to pay any amount payable in respect of a call, or interest thereon as provided for herein, on or before the day fixed for payment of the same, the Company, by resolution of the Board of Directors, may at any time thereafter, so long as the said amount or interest remains unpaid, forfeit all or any of the shares in respect of which said call had been made. Any expense incurred by the Company in attempting to collect any such amount or interest, including, inter alia, attorneys’ fees and costs of suit, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of the amount payable to the Company in respect of such call.

    (b)        Upon the adoption of a resolution of forfeiture, the Board of Directors shall cause notice thereof to be given to such holder, which notice shall state that, in the event of the failure to pay the entire amount so payable within a period stipulated in the notice (which period shall not be less than fourteen (14) days and which may be extended by the Company with the approval of the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to the expiration of such period, the Board of Directors may nullify such resolution of forfeiture, but no such nullification shall estop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

    (c)        Whenever shares are forfeited as herein provided, all dividends theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

    (d)        The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

    (e)        Any shares forfeited or surrendered as provided herein shall become Dormant Shares and the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-issued or otherwise disposed of as the Board of Directors deems fit.

    (f)        Any holder whose shares have been forfeited or surrendered shall cease to be a holder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 11(e) above, and the Company, in its discretion, may enforce the payment of such moneys, or any part thereof, but shall not be under any obligation to do so. In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing by the holder in question (but not yet due) in respect of all shares owned by such holder, solely or jointly with another.

    (g)        The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-issued or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall estop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 12.

13.     Lien

    (a)        Except to the extent the same may be waived or subordinated in writing, to the extent permitted by applicable law, the Company shall have a first and paramount lien upon all the shares (other than shares which are fully paid up) registered in the name of each holder (without regard to any equitable or other claim or interest in such shares on the part of any other Person), and upon the proceeds of the sale thereof, for his debts and liabilities, solely or jointly with another, to the Company in respect of such shares, whether the period for the payment, fulfillment or discharge thereof shall have actually arrived or not. Such lien shall extend to all dividends from time to time declared in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

    (b)        The Board of Directors may cause the Company to sell any shares subject to such lien when any such debt or liability has matured, in such manner as the Board of Directors may deem fit, but no such sale shall be made unless such debt or liability or has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such holder, his executors or administrators.

    (c)        The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of such debts or liabilities of such holder (whether or not the same have matured), or any specific part of the same (as the Company may determine), and the residue (if any) shall be paid to the holder, his executors, administrators or assigns.

14.     Sale after Forfeiture or Surrender or in Enforcement of Lien

        Upon any sale of shares after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint some Person to execute an instrument of transfer of the shares so sold and cause the purchaser’s name to be entered in the Register of Shareholders in respect of such shares, and the purchaser shall not be bound to see to the propriety of the proceedings, or to the application of the purchase money, and after his name has been entered in the Register of Shareholders in respect of such shares, the validity of the sale shall not be impeached by any Person, and the remedy of any Person aggrieved by the sale shall be in damages only and against the Company exclusively.

15.     Redeemable Shares

        The Company may, subject to applicable law, issue redeemable shares and redeem the same upon the conditions and terms determined by the Board of Directors.

TRANSFER OF SHARES

16.     Effectiveness and Registration

    (a)        No transfer of shares shall be registered in the Register of Shareholders unless a proper instrument of transfer (in form and substance satisfactory to the Secretary) has been submitted to the Company or its agent, together with any share certificate(s) and such other evidence of title as the Secretary may reasonably require, and unless such transfer complies with applicable law and these Articles. Until the transferee has been registered in the Register of Shareholders in respect of the shares so transferred, the Company may continue to treat the transferor as the owner thereof. The Board of Directors may, from time to time, prescribe a fee for the registration of a transfer.

    (b)        The Company shall be entitled to refuse to recognize a transfer deed until the certificate of the transferred share is attached to it together with any other evidence which the Board of Directors or the Secretary shall require as proof of the transferor’s right to transfer the share and payment of any transfer fee determined by the Board of Directors. Registered transfer deeds shall remain with the Company, but any transfer deed which the Company refused to register shall be returned to the transferor upon demand.

    (c)        The Board of Directors may close the Register of Shareholders for a period of up to thirty (30) days in each year.

TRANSMISSION OF SHARES

17.      Decedents’Shares

    (a)        In case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 17(b) have been effectively invoked.

    (b)        Any Person becoming entitled to a share in consequence of the death of any individual, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors or the Secretary may reasonably deem sufficient of the capacity in which he proposes to act under this Article), shall be registered as a holder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

18.     Receivers and Liquidators

    (a)        The Company may recognize the receiver or liquidator or similar official of any corporate shareholder in winding-up or dissolution, or the receiver or trustee or similar official in bankruptcy or in connection with the reorganization of any shareholder, as being entitled to the shares registered in the name of such shareholder.

    (b)        The receiver or liquidator or similar official of a corporate shareholder in winding-up or dissolution, or the receiver or trustee or similar official in bankruptcy or in connection with the reorganization of any shareholder, upon producing such evidence as the Board of Directors or the Secretary may deem sufficient of the capacity in which he proposes to act under this Article, shall with the consent of the Secretary, be registered as a shareholder in respect of such shares, or may, subject to the provisions as to transfer herein contained, transfer such shares.

RECORD DATE WITH RESPECT TO OWNERSHIP OF SHARES

19.     Record Dates

    (a)        Notwithstanding any provision to the contrary in these Articles, for the determination of the holders entitled to receive notice of and to participate in and vote at a General Meeting or to express consent to or dissent from any corporate action in writing, the Board of Directors may fix, in advance, a record date which shall neither be earlier nor later than is permitted under applicable law. No Persons other than holders of record of Ordinary Shares as of such record date shall be entitled to notice of and to participate in and vote at such General Meeting, or to exercise such other right, as the case may be. A determination of holders of record with respect to a General Meeting shall apply to any adjournment of such meeting, provided that the Board of Directors may fix a new record date for an adjourned meeting.

    (b)        Subject to the applicable law, the holders entitled to receive payment of any dividend or other distribution or issuance of any rights, shall be the shareholders on the date upon which it was resolved to distribute the dividend or at such later date as shall be determined by, or pursuant to a resolution of, the Board of Directors.

GENERAL MEETINGS

20.     Annual General Meeting

        An Annual General Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding Annual General Meeting) and at such place either within or without the State of Israel as may be determined by the Board of Directors.

21.     Extraordinary General Meetings

        The Board of Directors may, whenever it deems fit, convene an Extraordinary General Meeting at such time and place, within or without the State of Israel, as may be determined by the Board of Directors, and shall be obliged to do so upon a demand in writing in accordance with Section 63(b) of the Companies Law, if the proposed resolution is suitable for determination by shareholders.

22.     Notice of General Meetings

    (a)        The Company is required to give such prior notice of a General Meeting as required by applicable law, but in any event not less than fourteen (14) days. The Company is not required to deliver personal notice to every shareholder except to the extent required by applicable law. In any event, the accidental omission to give notice of a meeting to any shareholder or the non-receipt of notice by any of the shareholders shall not invalidate the proceedings at any meeting.

    (b)        The notice of the meeting shall set forth the agenda of the meeting.

    (c)        A shareholder desiring to request that the Board of Directors include a certain item on the agenda of the meeting pursuant to Section 66(b) of the Companies Law, shall, as a condition to such proposal being considered by the Board of Directors, make such request to the Company in writing at least eight (8) weeks prior to the date of the meeting (or such shorter period as may be determined by the Board of Directors).

    (d)        Notwithstanding anything to the contrary in these Articles, unless otherwise provided by applicable law, notice by the Company of a General Meeting which is published in one (1) daily newspaper in the State of Israel, if at all, shall be deemed to have been duly given on the date of such publication to any shareholder whose address as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located in the State of Israel or whose shares of the Company are registered with a transfer agent, or listed for trade on a stock exchange, that is located in the State of Israel.

    (e)        Notwithstanding anything to the contrary in these Articles, unless otherwise provided by applicable law, notice by the Company of a General Meeting or any other matter which is published via one international wire service shall be deemed to have been duly given on the date of such publication to any shareholder whose address as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located outside the State of Israel or whose shares of the Company are registered with a transfer agent, or listed for trade on a stock exchange that is located outside the State of Israel.

PROCEEDINGS AT GENERAL MEETINGS

23.     Quorum

    (a)        Two or more holders of Ordinary Shares (not in default in payment of any sum referred to in Article 12(a) hereof), present in person or by proxy and holding shares conferring in the aggregate at least one-third of the voting power of the Company shall constitute a quorum at General Meetings. Except as set forth in this Article 23, no business shall be transacted at a General Meeting, or at any adjournment thereof, unless the requisite quorum is present when the meeting proceeds to business.

    (b)        If within an hour from the time set for the meeting a quorum is not present, in person or by proxy, the meeting shall stand adjourned to the same day in the next week, at the same time and place, or, if not set forth in the notice of the meeting, to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, if a quorum is not present, in person or by proxy, within a half hour from the time set, any two (2) holders of Ordinary Shares (not in default as aforesaid) present in person or by proxy, shall constitute a quorum. Notwithstanding anything in this Article 23 to the contrary, if the meeting was convened upon requisition pursuant to Section 63 or 64 of the Companies Law, the quorum requirement at any adjournment thereof shall be governed by the provisions of the Companies Law.

24.     Chairman of Meetings

        The Chairman, if any, of the Board of Directors shall preside as Chairman at every General Meeting of the Company. If there is no such Chairman, or if at any meeting he is not present within fifteen (15) minutes after the time fixed for the meeting or is unwilling to act as Chairman or has notified the Company that he will not attend such meeting, the holders of Ordinary Shares present (or their proxies) shall choose someone else to be Chairman. The office of Chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting (without derogating, however, from the rights of such Chairman to vote as a holder of Ordinary Shares or proxy of a shareholder if, in fact, he is also a shareholder or a proxy).

25.     Adoption of Resolutions at General Meetings

    (a)        Unless otherwise indicated herein or required by applicable law, any Shareholders Resolution shall be deemed adopted if approved by an Ordinary Majority, including without limitation, a Merger of the Company or an amendment to these Articles or the Memorandum of Association, to the extent permitted by applicable law.

    (b)        Every question submitted to a General Meeting shall be decided by a show of hands, without derogating from voting by written ballot to the extent permitted, pursuant to applicable law.

    (c)        A declaration by the Chairman of the meeting that a resolution has been carried unanimously, or carried by a particular majority, or defeated, and an entry to that effect in the minutes book of the Company, shall be conclusive evidence of the fact without need of proof of the number or proportion of the votes recorded in favor of or against such resolution.

26.     Power to Adjourn

        The Chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

27.     Voting Power

        Subject to applicable law, and subject to any provision hereof conferring special rights as to voting, or restricting the right to vote, every holder of Ordinary Shares shall have one vote for each share registered in his name in the Register of Shareholders upon any resolution put to a vote of the holders of Ordinary Shares.

28.     Voting Rights

    (a)        The shareholders entitled to vote at a General Meeting shall be the shareholders listed in the Company’s Register(s) of Shareholders on the record date, as specified in Article 19.

    (b)        A company or other entity which is not an individual being a holder of Ordinary Shares of the Company may be represented by an authorized individual at any meeting of the Company. Such authorized individual shall be entitled to exercise on behalf of such holder all the power, which the latter could have exercised if it were an individual shareholder. Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman in his sole discretion) shall be delivered to him.

    (c)        Any holder of Ordinary Shares entitled to vote at the General Meeting may vote thereat either personally or by proxy (who need not be a shareholder of the Company), or, if the shareholder is a company or other corporate body, by a representative authorized pursuant to Article 28(b).

    (d)        If two or more Persons are registered in the Register of Shareholders as joint holders of any Ordinary Share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s); and for this purpose seniority shall be determined by the order in which the names stand in the Register of Shareholders, all subject to applicable law.

    (e)        No shareholders shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls and other sums then payable by him in respect of his shares in the Company have been paid.

    (f)        The Board of Directors may determine, in its discretion, the matters, if any, that may be voted upon by written ballot delivered to the Company (without attendance in person or by proxy) at a General Meeting, in addition to the matters on which shareholders are entitled to do so pursuant to applicable law.

    (g)        Subject to the provisions of applicable law, the Secretary of the Company may, in his discretion, disqualify proxies, proxy cards, written ballots or any other similar instruments.

PROXIES

29.     Instrument of Appointment

    (a)        The instrument appointing a proxy shall be substantially in the form provided below or any other usual or customary form or such other form as may be approved by the Board of Directors from time to time. It shall be duly signed by the appointer or his duly authorized attorney or, if such appointer is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s).

"I, the undersigned, _________________________________, being a
(name of shareholder )

shareholder of Elbit Imaging Ltd. hereby appoint

________________________ of _____________________________
(name of proxy) (address of proxy)

as my proxy to attend and vote on my behalf at [any General Meeting of the Company] [the General Meeting of the Company to be held on the _____ day of _______ , 2____ ] and at any adjournment thereof.
Signed this ______ day of ___________, 2___ .

__________________."
(signature of shareholder)

    (b)        The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall be delivered to the Company (at its registered office, or at its principal place of business or at the offices of its registrar and/or transfer agent or at such place as the Board of Directors may specify) not less than forty-eight (48) hours before the time fixed for the meeting at which the Person named in the instrument proposes to vote, unless otherwise determined by the Chairman of the meeting.

    (c)        The rights of a shareholder who is legally incapacitated to attend and/or vote at a General Meeting may be exercised by his guardian.

30.     Effect of Death of Appointer or Revocation of Appointment

        A vote cast pursuant to an instrument appointing a proxy shall be valid notwithstanding the previous death of the appointing shareholder (or of his attorney-in-fact, if any, who signed such instrument) or the revocation of the appointment, provided that no written notice of such death or revocation shall have been received by the Company or by the Chairman of the meeting before such vote is cast and provided, further, that the appointing shareholder, if present in person at said meeting, may revoke the authority granted by the execution of a proxy by filing with the Company a duly executed instrument appointing another proxy, on or prior to the deadline for the delivery of proxies, or by voting in person at the General Meeting.

BOARD OF DIRECTORS

31.     Powers of Board of Directors

     (a)        In General

The oversight of the management of the business of the Company shall be vested in the Board of Directors, which may exercise all such powers and do all such acts and things as the Company is authorized to exercise and do, and are not hereby or by law required to be exercised or done by the Company in a General Meeting. The authority conferred on the Board of Directors by this Article 31 shall be subject to the provisions of the Companies Law, of these Articles and any resolution consistent with the Companies Law and these Articles adopted from time to time by a General Meeting, provided, however, that no such resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such resolution had not been adopted.

     (b)        Borrowing Power

The Board of Directors may from time to time, in its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and also may cause the Company to secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions in all respects as it deems fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the property of the Company, both present and future, including its uncalled or called but unpaid share capital for the time being.

     (c)        Reserves

The Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, and the Company may invest any sum so set aside in any manner and from time to time deal with and vary such investments, and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or redesignate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time deem fit.

32.     Exercise of Powers of Directors

    (a)        A meeting of the Board of Directors at which a quorum is present (in person, by means of a conference call or any other device allowing each director participating in such meeting to hear all the other directors participating in such meeting) shall be competent to exercise all the authorities, powers and discretions vested in or exercisable by the Board of Directors.

    (b)        A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a simple majority of the Directors present and lawfully entitled to vote thereon (as conclusively determined by the Secretary or General Counsel, and in the absence of such determination, by the Chairman of the Audit Committee) and voting thereon.

    (c)        A resolution may be adopted by the Board of Directors without convening a meeting if all Directors then in office and lawfully entitled to participate in the meeting and vote thereon (as conclusively determined by the Secretary or General Counsel, and in the absence of such determination, by the Chairman of the Audit Committee), have given their written consent (in any manner whatsoever) not to convene a meeting to discuss such matter. Such resolution shall be adopted if approved by a majority of the Directors lawfully entitled to vote thereon (as determined as aforesaid). The Chairman of the Board of Directors shall sign the instrument evidencing any resolutions so adopted, including the decision to adopt said resolutions without a meeting.

33.     Delegation of Powers

    (a)        The Board of Directors may, subject to the provisions of the Companies Law and these Articles, delegate any of its powers to committees, each consisting of two or more Persons (all of whose members must be Directors), and it may from time to time revoke such delegation or alter the composition of any such committee. Any Committee so formed (in these Articles referred to as a “Committee of the Board of Directors”), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors. The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article. Notwithstanding the foregoing, the Chairman of a Committee of the Board of Directors shall not have a casting vote. Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.

    (b)        Without derogating from the provisions of Article 46, the Board of Directors may, subject to the provisions of the Companies Law, from time to time appoint a Secretary to the Company, as well as any officers of the Company, and may terminate the service of any such Person, and also may cause the Company to engage employees, agents and independent contractors and to terminate the service of any such Person, all as the Board of Directors may deem fit. Without derogating from the provisions of Article 46, the Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the compensation terms of all such Persons, and may require security in such cases and in such amounts as it deems fit.

34.     Number of Directors

    (a)        The Board of Directors shall include at least four (4) Directors.

    (b)        The requirements of the Companies Law applicable to an External Director shall prevail over the provisions of these Articles to the extent that these Articles are inconsistent with the Companies Law, and shall apply to the extent that these Articles are silent.

35.     Election and Removal of Directors

    (a)        The Directors shall be elected at each Annual General Meeting and shall serve in office until the close of the next Annual General Meeting at which one or more Directors are elected, unless their office becomes vacant earlier in accordance with the provisions of these Articles. Each Director shall be elected by a Shareholders Resolution at the Annual General Meeting by the vote of the holders of a simple majority of the voting power represented at such meeting in person or by proxy and voting on such election; provided, however, that External Directors shall be elected in accordance with the Companies Law. The elected Directors shall commence their terms immediately upon election, unless a later effective date is stated in the resolution with respect to their election.

    (b)        Notwithstanding the other provisions of these Articles, one or more Directors may be elected by a Shareholders Resolution at an Extraordinary General Meeting. Any Director appointed or elected in such manner (excluding an External Director) shall serve in office until the next Annual General Meeting at which one or more Directors are elected, unless his office becomes vacant earlier in accordance with the provisions of these Articles.

    (c)        An elected External Director shall commence his term from the date of, and shall serve for the period stated in, the resolution of the General Meeting at which he was elected, unless his office becomes vacant earlier in accordance with the provisions of the Companies Law.

    (d)        A Director may serve for multiple terms, provided, however, that the terms of an External Director shall be limited in accordance with applicable law.

    (e)        The General Meeting shall be entitled to remove any Director(s) from office by a Shareholder Resolution, all subject to applicable law. The Board of Directors shall be entitled to remove from office any Director(s) appointed by the Board of Directors.

36.     Qualification of Directors

        No Person shall be disqualified to serve as a Director by reason of his not holding shares in the Company.

37.     Vacancies in the Board of Directors

    (a)        Notwithstanding anything to the contrary in these Articles, any vacancy in the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board of Directors by resolution of the Board of Directors, may be filled by resolution of the Board of Directors. A Director elected to fill a vacancy shall be elected to hold office until the next Annual General Meeting at which one or more Directors are elected, unless his office becomes vacant earlier in accordance with the provisions of these Articles.

    (b)        In the event of one or more vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, provided, however, that if they number less than the minimum number set forth in Article 34(a) hereof, they may only act in an emergency (as determined in their absolute discretion), may appoint one or more Directors and call one or more General Meetings for any purpose.

38.     Vacation of Office

    (a)        The office of a Director shall be vacated, ipso facto, upon his death, or if he be found mentally incapacitated, or upon the conviction of a crime enumerated in the Companies Law or as otherwise provided by applicable law.

    (b)        The office of a Director shall be vacated by his written resignation. Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

39.     Remuneration of Directors

        No Director shall be paid any remuneration by the Company for his services as Director except as may be approved pursuant to the provisions of the Companies Law. Except as otherwise provided by applicable law, reimbursement of expenses incurred by a Director in carrying out his duties as such shall be made pursuant to the policy in this respect as determined by the Board of Directors and in effect from time to time.

40.     Conflict of Interests

    (a)        Subject to the provisions of the Companies Law, the Company may enter into any contract or otherwise transact any business with any Director in which contract or business such Director has a Personal Interest, directly or indirectly; and may enter into any contract of otherwise transact any business with any third party in which contract or business a Director has a Personal Interest, directly or indirectly.

    (b)        A Transaction (other than an Extraordinary Transaction) between the Company and an Office Holder or Controlling Person of the Company, or in which an Office Holder or Controlling Person of the Company has a Personal Interest, may be approved by:

(i) the Audit Committee – without any monetary limit; or

(ii) the Board of Directors – without any monetary limit; or

    (iii)        the Company’s authorized officer(s) in accordance with the Company’s signatory rights (provided that no such approval may be given by any signatory who has a Personal Interest in the transaction). Any such approval may relate to a specific Transaction or to a general category of Transactions.

41.     Alternate Directors

    (a)        A Director may, by written notice to the Company, appoint an individual as an alternate for himself (“Alternate Director”), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason whatsoever. The appointment of an Alternate Director by any Director other than the Chairman of the Board of Directors shall be subject to the consent of the Chairman of the Board of Directors, and the appointment of an Alternate Director by the Chairman of the Board of Directors shall be valid unless objected to by a majority of the other Directors. Unless the appointing Director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for an indefinite period and for all purposes.

    (b)        Any notice given to the Company pursuant to Article 41(a) shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

    (c)        An Alternate Director shall have all the rights and obligations of the Director who appointed him, provided, however, that he may not in turn appoint an alternate for himself, and provided further that an Alternate Director shall have no standing at any meeting of the Board of Directors or any committee thereof while the Director who appointed him is present at such meeting.

    (d)        An Alternate Director shall alone be responsible for his own acts and omissions, and he shall not be deemed the agent of the Director who appointed him.

    (e)        The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 38, and such office shall ipso facto be vacated if the Director who appointed such Alternate Director ceases to be a Director.

    (f)        Notwithstanding Article 41(a), (i) no Person shall be appointed as the Alternate Director for more than one Director and (ii) except as otherwise specifically permitted by the Companies Law, (A) no External Director may appoint an Alternate Director and (B) no Director may serve as an Alternate Director.

PROCEEDINGS OF THE BOARD OF DIRECTORS

42.     Meetings

    (a)        The Board of Directors may meet and adjourn its meetings according to the Company’s needs but at least once in every three (3) months, and otherwise regulate such meetings and proceedings as the Directors think fit. Notice of the meetings of the Board of Directors shall be sent to each Director at the last address that the Director provided to the Company, or via telephone, facsimile or e-mail message, to the last telephone number, fax number or e-mail address, as applicable, that the Director provided to the Company.

    (b)        Any two (2) Directors may, at any time, convene a meeting of the Board of Directors, but not less than seventy-two (72) hours’ notice shall be given of any meeting so convened, provided that the Chairman of the Board of Directors or the Vice Chairman of the Board of Directors may convene a meeting of the Board of Directors upon not less than twenty-four (24) hours written notice, and further provided, that the Board of Directors may convene a meeting without such prior notice with the consent of all of the Directors who are lawfully entitled to participate in and vote at such meeting (as conclusively determined by the Secretary or General Counsel, and in the absence of such determination, by the Chairman of the Audit Committee). The notice of a meeting of the Board of Directors shall describe the agenda for such meeting in reasonable detail, as determined by those convening such meeting. The failure to give notice to a Director in the manner required hereby may be waived by such Director.

43.     Quorum

        Unless otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence in person or by any other means of communication by which the Directors may hear each other simultaneously, of at least a majority of the Directors then in office who are lawfully entitled to participate in the meeting and vote thereon (as conclusively determined by the Secretary or General Counsel, and in the absence of such determination, by the Chairman of the Audit Committee). No business shall be transacted at a meeting of the Board of Directors unless the requisite quorum is present as aforesaid.

44.     Chairman of the Board of Directors

    (a)        The Board of Directors may from time to time elect one of its members to be the Chairman of the Board of Directors, remove such Chairman from office and appoint another in his place.

    (b)        The Chairman, if any, of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairman, or if at any meeting he is not present within fifteen (15) minutes after the time fixed for the meeting, or is unwilling to act as Chairman or has notified the Company that he will not attend such meeting, the Directors present shall choose one of their number to be the Chairman of such meeting. The office of Chairman shall not, by itself, entitle the holder thereof to vote at any meeting of the Board of Directors nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a Director of the Company).

45.     Validity of Acts Despite Defects

        Subject to the provisions of the Companies Law, all acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any Person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the process or in the appointment of the participants in such meetings or any of them or any Person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

GENERAL MANAGER

46.     General Manager

    (a)        The Board of Directors may from time to time appoint one or more Persons, whether or not Directors, as general managers (the “General Manager(s)”) of the Company and may confer upon such Person(s), and from time to time modify or revoke, such title(s) (including Managing Director, President, Chief Executive Officer, Director General or any similar or dissimilar title) and such duties and authorities of the Board of Directors as the Board of Directors may deem fit, subject to such limitations and restrictions as the Board of Directors may from time to time prescribe. Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board of Directors may from time to time (subject to the provisions of the Companies Law and of any contract between any such Person and the Company) fix his or their compensation terms, remove or dismiss him or them from office, or assume his or their authorities with respect to a specific matter or period of time.

    (b)        The General Manager shall have the authority, in his discretion, to appoint any Person to become an Office Holder (other than a Director) and fix his remuneration. The General Manager shall have the authority, in his discretion, to promote or demote, or to increase or decrease any remuneration of, any other Office Holder (other than a Director) who reports directly or indirectly to the General Manager, provided that such matter is not considered an Extraordinary Transaction. Nothing in this Article 46(b) shall derogate from the authority of the Board of Directors.

MINUTES

47.     Minutes

    (a)        Minutes of each General Meeting and of each meeting of the Board of Directors and any Committees thereof shall be recorded and duly entered in books provided for that purpose. Such minutes shall, in all events, set forth the names of the persons present at the meeting and all resolutions adopted thereat.

    (b)        Any minutes as aforesaid, if purporting to be signed by the Chairman of the meeting, shall constitute prima facie evidence of the matters recorded therein.

DIVIDENDS

48.     Declaration and Payment of Dividends

    (a)        Subject to the Companies Law, the Board of Directors may from time to time declare, and cause the Company to pay, such dividend as may appear to the Board of Directors to be appropriate. Subject to the Companies Law, the Board of Directors shall determine the time for payment of such dividends, and the record date for determining the shareholders entitled thereto.

    (b)        The Company’s obligation to pay dividends or any other amount in respect of shares, may be set-off by the Company against any indebtedness, however arising, liquidated or non-liquidated, of the Person entitled to receive the dividend. The provisions contained in this Article shall not prejudice any other right or remedy vested with the Company pursuant to these Articles or otherwise.

49.     Amount Payable by Way of Dividends

        Subject to the rights of the holders of shares with special rights as to dividends, any dividend paid by the Company shall be allocated among the shareholders entitled thereto in proportion to their respective holdings of the shares in respect of which such dividend is being paid.

50.     Interest

        No dividend shall carry interest as against the Company.

51.     Form of Dividend

        Upon the declaration of the Board of Directors, a dividend may be paid, wholly or partly, by the distribution of cash or specific assets of the Company or by distribution of securities of the Company or of any other companies, or in any one or more of such ways.

52.     Retention of Dividends

        The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any Person is, under Articles 17 or 18, entitled to become a shareholder, or which any Person is, under said Articles, entitled to transfer, until such Person shall become a shareholder in respect of such share or shall transfer the same.

53.     Unclaimed Dividends

        All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by and for the benefit of the Company until claimed. The payment by the Company of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof, and any dividend unclaimed after a period of seven (7) years from the date of declaration of such dividend, and any such other moneys unclaimed after a like period from the date the same were payable, shall be forfeited and shall revert to the Company, provided, however, that the Board of Directors may, at its discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a Person who would have been entitled thereto had the same not reverted to the Company.

FINANCIAL STATEMENTS

54.     Financial Statements

        The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of applicable law. Such books of account shall be kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. No shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors or by a Shareholders Resolution. The Company shall not be required to send copies of its financial statements to the shareholders.

AUDITORS

55.     Outside Auditor

        The outside auditor of the Company shall be recommended by the Audit Committee and elected by Shareholder Resolution at each Annual General Meeting and shall serve until the next Annual General Meeting or its earlier removal or replacement by Shareholder Resolution. The Board of Directors shall have the authority to fix, in its discretion, the remuneration of the auditor for audit and any other services, or to delegate such authority to the Audit Committee.

56.     Internal Auditor

        The internal auditor of the Company shall be subject to the administrative supervision of the Chairman of the Board of Directors and shall present all its proposed work plans to the Audit Committee, which shall have the authority to approve them subject to any modifications in its discretion.

EXEMPTION, INSURANCE AND INDEMNITY

57.     Exemption, Insurance and Indemnity

(a)	Insurance of Office Holders:

i.	The Company may insure the liability of any Office Holder therein to the fullest extent permitted by law.

ii.	Without derogating from the aforesaid the Company may enter into a contract to insure the liability of an Office Holder therein for an obligation imposed on him in consequence of an act done in his capacity as an Office Holder therein, in any of the following cases:

1.	A breach of the duty of care vis-à-vis the Company or vis-à-vis another Person;

2.	A breach of the duty of loyalty vis-à-vis the Company, provided that the Office Holder acted in good faith and had reasonable basis to believe that the act would not harm the Company;

3.	A monetary obligation imposed on him in favor of another Person.

4.	Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an Office Holder in the Company.

(b)	Indemnity of Office Holders:

i.	The Company may indemnify an Office Holder therein, retroactively or pursuant to an advance undertaking, to the fullest extent permitted by law. Without derogating from the aforesaid the Company may indemnify an Office Holder in the Company for liability or expense imposed on him in consequence of an action made by him in the capacity of his position as an Office Holder in the Company, as follows:

1.	Any financial liability he incurs or imposed on him in favor of another Person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by a court.

2.	Reasonable litigation expenses, including legal fees, incurred by the Office Holder or which he was ordered to pay by a court, within the framework of proceedings filed against him by or on behalf of the Company, or by a third party, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of a criminal offense which does not require proof of criminal intent.

3.	Reasonable litigation expenses, including legal fees he incurs due to an investigation or proceeding conducted against him by an authority authorized to conduct such an investigation or proceeding, and which was ended without filing an indictment against him and without being subject to a financial obligation as a substitute for a criminal proceeding, or that was ended without filing an indictment against him, but with the imposition of a financial obligation, as a substitute for a criminal proceeding relating to an offence which does not require proof of criminal intent, within the meaning of the relevant terms in the Companies Law.

ii.	Advance Indemnity The Company may indemnify an Office Holder therein, except as provided by applicable law. The Company may give an advance undertaking to indemnify an Office Holder therein in respect of the following matters:

1.	Matters as detailed in Article 57(b)(i)(1), provided, however, that the undertaking is restricted to events, which in the opinion of the Board of Directors, are foreseeable in light of the Company’s actual activity at the time of granting the obligation to indemnify and is limited to a sum or measurement determined by the Board of Directors as reasonable under the circumstances. The indemnification undertaking shall specify the events that, in the opinion of the Board of Directors are foreseeable in light of the Company’s actual activity at the time of grant of the indemnification and the sum or measurement, which the Board of Directors determined to be reasonable under the circumstances;

2.	Matters as detailed in Article 57(b)(i)(2) and 57(b)(i)(3); and

3.	Any matter permitted by applicable law.

iii.	The aggregate indemnification amount paid pursuant to Article 57(b)(ii)(1) shall not exceed the lower of (i) 25% of the shareholders’ equity of the Company as of the date of actual payment by the Company of the indemnification amount (as set forth in the Company’s most recent consolidated financial statements prior to such payment); and (ii) 40 million USD, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by the Company, with respect to matters covered by such indemnification.

(c)	Exemption of Office Holders. The Company may exempt an Office Holder therein in advance and retroactively for all or any of his liability for damage in consequence of a breach of the duty of care vis-à-vis the Company, to the fullest extent permitted by law.

(d)	Insurance, Exemption and Indemnity – General.

i.	The provisions of this Article 57 with regard to insurance, exemption and indemnity are not and shall not limit the Company in any way with regard to its entering into an insurance contract and/or with regard to the grant of indemnity and/or exemption in connection with a person who is not an Office Holder of the Company, including employees, contractors or consultants of the Company, all subject to any applicable law.

ii.	Articles 57(a) through 57(d) shall apply mutatis mutandis in respect of the grant of insurance, exemption and/or indemnification for Persons serving on behalf of the Company as Office Holders in companies controlled by the Company, or in which the Company has an interest.

iii.	An undertaking to insure, exempt and indemnify an Office Holder in the Company as set forth above shall remain in full force and effect even following the termination of such Office Holder’s service with the Company.

NOTICES

58.     Notices

    (a)        Any written notice or other document may be served by the Company upon any shareholder either personally, or by facsimile transmission, or by sending it by prepaid mail (airmail or overnight air courier, if being sent from any country to a destination outside such country) or electronic mail addressed to such shareholder at his address as set forth in the Register of Shareholders or such other address as he may have designated in writing for the receipt of notices and other documents. Any written notice or other document may be served by any shareholder upon the Company by tendering the same in person to the Secretary or the General Manager of the Company at the principal office of the Company, or by facsimile transmission, or by sending it by prepaid registered mail (airmail or overnight air courier if being sent from any country outside Israel) to the Company at its registered office. Any such notice or other document shall be deemed to have been served (i) in the case of mailing, three (3) days after it has been posted, or when actually received by the addressee if sooner than three (3) days, after it has been posted; (ii) in the case of overnight air courier, on the second business day following the day sent; (iii) in the case of personal delivery, on the date such notice was actually tendered in person to such shareholder (or to the Secretary or the General Manager); (iv) in the case of facsimile transmission, on the date on which the sender receives automatic electronic confirmation that such notice was successfully transmitted; or (v) in the case of electronic mail, on the date on which the sender receives telephonic or written confirmation that such notice was received. If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article 58(a).

    (b)        All notices to be given to the shareholders shall, with respect to any share to which Persons are jointly entitled, be given to whichever of such Persons is named first in the Register of Shareholders, and any notice so given shall be sufficient notice to the holders of such share.

    (c)        Any shareholder whose address is not specified in the Register of Shareholders, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

RIGHTS OF SIGNATURE

59.     Rights of Signature

The Board of Directors shall be entitled to authorize any Person or Persons (who need not be officers or Directors) to act and sign on behalf of the Company, and the acts and signature of such Person(s) on behalf of the Company with the Company’s stamp or printed name shall bind the Company insofar as such Person(s) acted and signed within the scope of his or their authority.

WINDING UP

60.     Winding Up

    (a)        Notwithstanding anything to the contrary in these Articles, a Shareholders Resolution approved by 75% of the voting shares represented at such meeting in person or by proxy is required to approve the voluntary winding up of the Company.

    (b)        If the Company be wound up, liquidated or dissolved, then, subject to applicable law and to the rights of the holders of shares with special rights upon winding up, if any, the assets of the Company legally available for distribution among the shareholders, after payment of all debts and other liabilities of the Company, shall be distributed to the shareholders in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made, provided, however, that if a class of shares has no nominal value, then the assets of the Company legally available for distribution among the holders of such class shall be distributed to them in proportion of their respective holdings of the shares in respect of which such distribution is made.

Appendix B

Form of Amended and Restated
Memorandum of Association of Elbit Imaging Ltd.

THE MEMORANDUM OF ASSOCIATION

1)	Name of the Company:

a)	In English: ELBIT IMAGING LTD.

b)	In Hebrew:

2)	Objects of the Company:

(a)	To engage in the development, production, assembly, marketing, sale and service of technological and electronic systems in the field of medical imaging and ancillary products.

(b)	To engage in any business or occupation for the purposes of gain, as will be determined or defined by the Board of Directors of the Company from time to time.

3.	Limitation of Liability:

        The liability of the members is limited.

4.	The share capital:

        The authorized share capital of the Company is fifty million New Israeli Shekels (NIS 50,000,000) divided into fifty million (50,000,000) Ordinary Shares, par value NIS 1.00 per share each, having equal rights.

We, the undersigned hereunder wish to become associated as a company in accordance with this Memorandum of Association and we agree to take up the number of the shares of the capitals of the Company as are registered beside his name.

Details of the subscriber	No. of shares taken up	Signatures

1. Aya Yoffe, identity number 23940430	1	( - )

2. Esther Dallal, identity number 23637119	1	( - )

Dated the 9th day of the month of July 1996 Witness to signature Signature (_______)

ELBIT IMAGING LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE GENERAL
MEETING OF SHAREHOLDERS TO BE HELD ON MAY 7, 2009

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Mordechay Zisser, Shimon Yitzhaki and Tal Nachmanovich, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Elbit Imaging Ltd. (the “Company”), standing in the name of the undersigned at the close of business on April 7, 2009, at the General Meeting of Shareholders of the Company (the “Meeting”) to be held at the Company’s offices, 2 Weitzman Street, 23rd floor, Tel-Aviv 64239, Israel, on Thursday, May 7, 2009, at 11:00 a.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

        The proxies are authorized to vote in their discretion on such other matters as may properly come before the Meeting.

        The shares represented by this proxy card will be voted in the manner directed. To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the shares will be voted “FOR” all proposals, and in accordance with the discretion of the proxies on such other matters as may properly come before the Meeting.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

☒ Please mark your votes as in this example using dark ink only.

Proposal 1: Approval and ratification of a cash dividend paid by the Company in June 2008.

☐ FOR     ☐ AGAINST     ☐ ABSTAIN

Proposal 2: Approval of the amendment and restatement of the articles of association and the memorandum of association of the Company.

☐ FOR     ☐ AGAINST     ☐ ABSTAIN

Proposal 3: Appointment of Ms. Hila Zisser-Bendet as a Brand Manager in the Company's retail division and approval of her employment terms.

☐ FOR     ☐ AGAINST     ☐ ABSTAIN

The undersigned acknowledges receipt of the Notice of General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. By signing this Proxy, the undersigned hereby certifies that the undersigned has no “personal interest” under the Israeli Companies Law in Proposals No. 2 and 3. (See Proposal No. 2 of the Proxy Statement for more information and for instructions on how to vote if you do have a “personal interest”.)

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Dated: ___________, 2009

——————————————
       (Signature of Shareholder)

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       (Signature of Shareholder)

Please sign exactly as your name(s) appears on your
share certificate. If signing as attorney, executor,
administrator, trustee or guardian, please indicate
the capacity in which signing. When signing as joint
tenants, all parties to the joint tenancy must sign.
When the proxy is given by a corporation, it should
be signed by an authorized officer.